UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 333-298599

CADELER PLC
(Translation of registrant's name into English)

Avocet Court
8 Central Avenue
St. Andrews Business Park
Norwich, Norfolk NR7 0HR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Rotterdam, the Netherlands, 5 November 2026 – Cadeler, a key partner in offshore wind transportation and installation, has opened a new office in Rotterdam, strengthening its presence in one of Europe’s leading maritime and offshore wind hubs. The office will house operations, engineering and technical teams supporting the company’s activities in the Netherlands and beyond.

With its established maritime and offshore industry cluster, Rotterdam provides access to specialist expertise, industry partners and an extensive network of maritime services. The new office strengthens Cadeler’s local presence and supports closer collaboration across its operations and projects.

The Rotterdam opening comes as Cadeler continues to broaden its capabilities across the offshore wind value chain. In recent years, the company has developed its full-scope foundation transport and installation capabilities and enhanced its operations and maintenance offering. These services build on its existing fleet of 11 jack-up offshore wind installation vessels, providing capacity and flexibility across a growing range of offshore wind activities.

International expertise, local presence
Establishing a permanent presence in Rotterdam enables Cadeler to engage more effectively with the local offshore wind community, while drawing on the company’s international expertise and growing global organisation.

Karel Wagner, VP - Head of Asset Development & General Manager NL, said: “Our office and people are already up and running in Rotterdam. Through this office we can strengthen our maritime, operations, engineering and technical teams and work even more closely with our local partners and even more directly on our projects in the Netherlands and across Europe.”

A new base, closer connections
Rotterdam is Cadeler’s fifth global office, joining Copenhagen, Vejle, Norwich and Taipei in a network supporting the delivery of offshore wind projects worldwide.

For further information, please contact:
Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler plc (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on both the New

York Stock Exchange and the Oslo Stock Exchange, under the ticker “CDLR”. For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026                 CADELER PLC
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

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